UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LDR HOLDING CORPORATION

(Name of Subject Company)

LH MERGER SUB, INC.

(Offeror)

ZIMMER BIOMET HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Zimmer Biomet Holdings, Inc.

Attention: Chad F. Phipps, Esq.

345 East Main Street

Warsaw, IN 46580

(574) 267-6131

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 7, 2016, Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”) sent the following letter to its U.S. sales management and distributors:

June 7, 2016

Dear INSERT:

As you have seen by now, today Zimmer Biomet announced the planned acquisition of LDR Holding, a high-growth spine company and leader in the cervical disc replacement (CDR) market. I am very excited about this opportunity and believe it is a transformative moment for our Spine division. The combination of Zimmer Biomet’s Spine division and LDR will create a Spine company with the size, talent and technology portfolio to become a leader in the $10 billion global Spine market. In addition, the transaction will provide Zimmer Biomet with an immediate and competitively positioned footprint in the fast growing cervical disc replacement (CDR) segment.

Together, we will have a Spine franchise that is well positioned for growth in the global Spine technology market with unique and differentiated strengths, including:

1.	A comprehensive and innovative Spine technology portfolio.

Our new portfolio will include market-leading, differentiated technology in the cervical disc, direct lateral access, pediatric deformity and adult degenerative segments. LDR’s talent, culture and track record of innovation is evidenced by its primary product offerings based on its Mobi-C non-fusion and VerteBRIDGE® fusion platforms, both of which are complementary to Zimmer Biomet’s current portfolio. Together, we will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion, and now, market-leading non-fusion, devices that enable Zimmer Biomet to partner with surgeons across a broad spectrum of patient care.

2.	Continued market leadership in CDR.

CDR represents a market of approximately $200 million and is currently the fastest growing segment within the $10 billion spine industry. LDR’s Mobi-C CDR device has been well received in the market as the first and only device FDA approved to treat both one- and two-level adjacent damaged cervical discs. Long term clinical studies for Mobi-C, have demonstrated the efficacy of this unique technology, with Mobi-C showing superiority to fusion for two-level procedures. These excellent clinical outcomes coupled with market-leading ease of use are expected to drive further market penetration as a part of Zimmer Biomet’s Spine portfolio.

3.	Meaningful scale and global talent.

Both companies find themselves at a crossroads in a changing Spine market that favors scale and meaningful differentiation. Zimmer Biomet can enhance LDR’s product growth and reach by capitalizing on its larger combined distribution channel in key Spine markets, including uncovered areas of the US. In addition, the combination positions Zimmer Biomet’s sales force to leverage the best-in-class products of LDR to gain access to new accounts. Together, this combination positions our Spine entity with a promising runway for sustainable growth via global market share expansion and uniquely differentiated technology at a time when hospitals, IDN’s and OUS tenders are focused on reducing their vendor bases.

This combination is much more than a product acquisition. Both companies have talented teams and a similar history and culture of excellence. Zimmer Biomet Spine and LDR have been focused in different segments of the Spine market and each of these segments requires specific knowledge and experience.

The combination of these businesses will only be successful if both teams are committed to our success. To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

4.	An expansive global distribution channel.

Our businesses are highly complementary. As smaller Spine players, the combination of LDR and Zimmer Biomet provide growth opportunities for both product lines. In fact, over 35% of Zimmer Biomet’s current revenues come from zip codes where LDR has no business today. Over 30% of LDR’s revenue is from zip codes where Zimmer Biomet Spine has no business. This creates an exciting immediate opportunity to increase our combined penetration in the US market where we already have existing relationships.

Both Zimmer Biomet and LDR will bring strong distribution channels into this transaction. I believe this opportunity is significantly advantaged compared to the recent Spine sales force integrations we have experienced because of the unique structure of LDR’s sales force. With this in mind, we envision a future state that is a combination of both companies’ current structures. As a general rule, our intent is to honor the distribution contracts of LDR’s current distributors while adding the LDR product portfolio to Zimmer Biomet distribution agreements in areas that do not have coverage by LDR distributors at close. We are taking this approach to ensure that we protect LDR’s current revenue base. To encourage cooperation between you and LDR’s current distributors, we will be initiating an override program for LDR revenues in your current Zimmer Biomet geographies.

In addition to a large group of independent distributors, LDR has a number of direct representatives in the U.S. today who are largely focused on CDR opportunities. Similar to the distributor arrangement described above, we intend to retain the majority of the LDR direct sales force and create a hybrid sales model in select territories to maintain focus on market development and selling activities around LDR’s Mobi-C product. Members of both sales management teams will be working together in the coming weeks to apply these guiding principles to the specific circumstances by geography in the form of a detailed integration plan.

We expect the transaction to close in the third quarter of 2016, subject to the satisfaction of customary closing conditions. Until then, it is business as usual and Zimmer Biomet and LDR are separate companies. As you know, today’s announcement marks the beginning of the real work. We will be putting together integration teams made up of leaders from both businesses to create integration plans that will ultimately allow our businesses to function as a single, market leading Spine company after close. We will be communicating with you as important details emerge. We have all learned an incredible amount through these experiences and we know what it takes to get the job done. We expect to deliver a seamless transition.

I want to emphasize that Zimmer Biomet Spine and LDR have been focused in different categories of the Spine market and each of these categories requires specific knowledge and experience. The combination of these businesses will only be successful if both teams are committed to our success and I know I can count on your continued dedication to our Company. The most important thing to do is continue to execute on your day-to-day responsibilities with excellence.

As you can see, Zimmer Biomet and LDR find themselves in the “sweet spot” of having both meaningful scale and a comprehensive product portfolio. I am truly excited about what this means for our future and look forward to embarking on this new journey with you.

Adam

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target”, “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to LDR Holding Corporation (“LDR”) team members:

June 7, 2016

Dear LDR Team Members:

On behalf of my colleagues at Zimmer Biomet, including David Dvorak, President and CEO, I am writing to let you know how excited we are about the planned combination of LDR Holding with Zimmer Biomet’s Spine Division. The combination will create a spine company with the scale, talent and technology portfolio to become a leader in the $10 billion global spine market. In addition, the combined company will immediately be more competitively positioned in the fast growing cervical disc replacement (CDR) segment.

As you may know, Zimmer Biomet is a global leader in musculoskeletal healthcare based in Warsaw, Indiana, with operations in more than 25 countries. We design, manufacture and market a wide range of orthopaedic reconstructive and related surgical technologies.

We have long admired LDR and the tremendous progress you have made with your portfolio, including within the CDR segment. During the process of bringing this combination to life, I have had the privilege of getting to know LDR better and appreciate the many talented team members driving your growth and success. Importantly, we share a deep commitment to innovating in a manner that restores mobility and alleviates pain and dedication to patients and surgeons. This transaction is ultimately about leveraging our combined technology, people and processes to deliver long-term value to healthcare providers and their patients.

We believe this combination will create incredible value for both companies and our various stakeholders for a number of reasons, including the following:

•	A comprehensive and innovative Spine technology portfolio.

LDR has found great success with a differentiated product line that is focused on your Mobi-C® and VerteBRIDGE® technology platforms. Zimmer Biomet has a broad portfolio of products for spinal fusion consisting of the combined technology portfolio of multiple legacy Spine companies including: Spinal Concepts, Lanx, Interpore Cross, EBI, BAK and Centerpulse. Together we will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion, and market-leading non-fusion devices that enable us to partner with surgeons across a broad spectrum of patient care.

•	Continued market leadership in CDR.

As you know, the CDR market is among the fastest growing segments within the spine industry. We believe that with Zimmer Biomet’s global reach, we can accelerate the growth of Mobi-C and drive further market penetration and payer coverage, creating new and exciting opportunities for the combined portfolio of fusion and non-fusion therapies.

•	Meaningful scale and deep talent.

Both companies find themselves at a crossroads in a changing Spine market that favors scale and meaningful differentiation. Zimmer Biomet can enhance LDR’s product growth and reach by capitalizing on its larger combined distribution channel in key spine markets including uncovered areas of the US. In addition, the combination will position Zimmer Biomet’s sales force to leverage the best-in-class products of LDR to gain access to new accounts. Together, this combination will position our Spine franchise with a promising runway for sustainable growth via global market share expansion and uniquely differentiated technology at a time when hospitals, IDN’s and OUS tenders are focused on reducing their vendor bases.

For Zimmer Biomet, this combination is much more than a product acquisition. Both companies have talented teams and a similar history and culture of excellence. Zimmer Biomet Spine and LDR have been focused in different segments of the spine market and each of these segments requires specific knowledge and experience.

The combination of these businesses will only reach its potential if both teams are committed to our success. To leverage talent and product expertise from both companies, Zimmer Biomet intends to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

•	An expansive global distribution channel.

Our businesses are highly complementary. As smaller players, the combination of LDR and Zimmer Biomet will provide growth opportunities for both companies’ product lines. In fact, over 35% of Zimmer Biomet’s current revenues come from US zip codes where LDR has no business today. Over 30% of LDR’s revenue is from zip codes where Zimmer Biomet has no business. This creates an exciting immediate opportunity to increase our combined penetration in US markets in which we already have existing relationships.

Looking ahead, we expect the transaction to close in the third quarter of 2016, subject to the satisfaction of customary closing conditions. Until then, it is business as usual and Zimmer Biomet and LDR will continue to operate as separate companies.

Bringing our two companies together will require a thoughtful integration plan, a process Zimmer Biomet has executed successfully in the past. Importantly, we’ve only just announced the planned merger and no integration decisions have been made at this time. The integration team will keep you informed and answer your questions throughout this process as decisions are finalized. We are committed to treating everyone fairly throughout the integration process, consistent with Zimmer Biomet’s corporate values.

In the weeks ahead, members of the Zimmer Biomet executive team and I will be visiting LDR’s headquarters in Texas, France and other major locations, and I am eager to meet and speak with as many of you as possible.

I very much look forward to welcoming you to the Zimmer Biomet family. I am confident that, like me, you will find it to be an incredible company to work for. I am truly excited about what this means for our future and look forward to embarking on this new journey with you.

Adam Johnson

Group President

Zimmer Biomet Spine, Dental, CMF and Thoracic

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to LDR’s U.S. sales management and direct sales representatives:

June 7, 2016

Dear INSERT:

On behalf of my colleagues at Zimmer Biomet, including David Dvorak, President and CEO, I am writing to let you know how excited we are about the planned combination of LDR with Zimmer Biomet’s Spine Division. The combination will create a Spine company with the size, talent and technology portfolio to become a leader in the $10 billion global Spine market. In addition, the combined company will immediately be more competitively positioned in the fast growing cervical disc replacement (CDR) segment.

As you may know, Zimmer Biomet is a global leader in musculoskeletal healthcare based in Warsaw, Indiana, with operations in more than 25 countries around the globe. We design, manufacture and market a wide range of orthopaedic reconstructive and related surgical technologies.

We have long admired LDR and the tremendous progress you have made with your portfolio, including within the CDR segment. During the process of bringing this combination to life, I have had the privilege of getting to know LDR better and appreciate the many talented team members driving your growth and success. Importantly, we share a deep commitment to patients and surgeons and innovating in a manner that restores mobility and alleviates pain. This transaction is ultimately about leveraging our combined technology, people and processes to deliver long-term value to healthcare providers and their patients.

We believe this combination will create incredible value for both companies and our various stakeholders for a number of reasons, including the following:

•	A comprehensive and innovative Spine technology portfolio.

LDR has found great success with a differentiated product line that is focused on your Mobi-C® and VerteBRIDGE® technology platforms. Zimmer Biomet has a broad portfolio of products for spinal fusion consisting of the combined technology portfolio of multiple legacy Spine companies, including: Spinal Concepts, Lanx, Interpore Cross, EBI, BAK and Centerpulse. Together we will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion, and market-leading non-fusion, devices that enable us to partner with surgeons across a broad spectrum of patient care.

•	Continued market leadership in CDR.

As you know, the CDR market is among the fastest growing segments within the spine industry. We believe that with Zimmer Biomet’s global reach, we can accelerate the growth of Mobi-C and drive further market penetration and payer coverage, creating new and exciting opportunities for the combined portfolio of fusion and non-fusion therapies.

•	Meaningful scale and deep talent.

Both companies find themselves at a crossroads in a changing Spine market that favors scale and meaningful differentiation. Zimmer Biomet can enhance LDR’s product growth and reach by capitalizing on its larger combined distribution channel in the U.S. and key international Spine markets. In addition, the combination will position Zimmer Biomet’s sales force to leverage the best-in-class products of LDR to gain access to new accounts. Together, this combination will position our Spine franchise with a promising runway for sustainable growth via global market share expansion and uniquely differentiated technology at a time when hospitals, IDN’s and OUS tenders are focused on reducing their vendor bases.

For Zimmer Biomet, this combination is much more than a product acquisition. Both companies have talented teams and a similar history and culture of excellence. Zimmer Biomet Spine and LDR have been focused in different segments of the Spine market and each of these segments requires specific knowledge and experience.

The combination of these businesses will only reach its potential if both teams are committed to our success. To leverage talent and product expertise from both companies, Zimmer Biomet intends to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

•	An expansive global distribution channel.

Our businesses are highly complementary. As smaller Spine players, the combination of LDR and Zimmer Biomet will provide growth opportunities for both companies’ product lines. In fact, over 35% of Zimmer Biomet’s current revenues come from US zip codes where LDR has no business today. Over 30% of LDR’s revenue is from zip codes where Zimmer Biomet Spine has no business. This creates an exciting immediate opportunity to increase our combined penetration in US markets in which we already have existing relationships.

Both Zimmer Biomet and LDR will bring strong distribution channels into this transaction. I believe this opportunity is significantly advantaged compared to historical spine sales force integrations because of the unique structure of LDR’s sales force and sales management team. Upon completion of our sales integration, we envision a future sales force and sales management organization that is truly a combination of both companies’ current structures. We are especially excited to add a direct component to our overall distribution strategy and, as a general rule, intend to retain the LDR direct sales force to create a hybrid sales model in select territories to ensure we maintain focus on market development and selling activities around LDR’s differentiated product platforms.

The same applies to LDR’s team of sales managers. Our need for talented sales leaders will be extensive as we intend to maintain a large group of direct representatives, independent distributors and legacy Zimmer Biomet distributors. With this in mind, I am confident there will be significant opportunities for both direct representatives and sales leaders as we move into our future organizational structure.

In terms of next steps, members of both sales management teams will be working together in the coming weeks to apply these guiding principles to the specific circumstances in each geography and create a detailed integration plan. We expect the transaction to close in the third quarter of 2016, subject to satisfaction of customary closing conditions. Until then, it is business as usual and Zimmer Biomet and LDR will continue to operate as separate companies.

Bringing our two companies together will require a thoughtful integration plan, a process Zimmer Biomet has executed successfully in the past. Importantly, we’ve only just announced the planned combination and no integration decisions have been made at this time. The integration team will keep you informed and answer your questions throughout this process as decisions are finalized. We are committed to treating everyone fairly throughout the integration process, consistent with Zimmer Biomet’s corporate values.

In the weeks ahead, members of the Zimmer Biomet executive team and I will be visiting LDR’s headquarters in Texas, France and other major locations, and I am eager to meet and speak with as many of you as possible.

I very much look forward to welcoming you to the Zimmer Biomet family. I am confident that, like me, you will find it to be an incredible company to work for. I am truly excited about what this means for our future and look forward to embarking on this new journey with you.

Adam Johnson

Group President

Zimmer Biomet Spine, Dental, CMF and Thoracic

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target”, “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to its consultants:

June 7, 2016

Dear TITLE NAME,

Today is an exciting day for Zimmer Biomet. This morning, we announced that we have agreed to acquire LDR Holding and combine it with our Spine business. The transaction is expected to close in the third quarter of 2016, subject to the satisfaction of necessary closing conditions. Until then, Zimmer Biomet and LDR remain independent companies and it is business as usual.

As you know, Zimmer Biomet is a global leader in musculoskeletal healthcare committed to helping people live better lives. This transaction will add a premier spine platform to our portfolio of innovative solutions, which is expected to bolster Zimmer Biomet’s position in the global Spine technology market and provide Zimmer Biomet with an immediate and competitively positioned footprint in the fast growing cervical disc replacement segment. LDR designs and commercializes innovative technologies providing improved clinical outcomes in the treatment of spine disorders. LDR’s talent, culture and track record of innovation is evidenced by its primary product offerings based on its Mobi-C® non-fusion and VerteBRIDGE® fusion platforms, both of which are complementary to Zimmer Biomet’s current portfolio. Its Mobi-C device is the only device FDA has approved for one- and two-level cervical disc diseases and is clinically proven to be superior to fusion for two levels.

The benefits for you are clear. Following consummation of the transaction, the combined company will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion and non-fusion devices that enable us to partner with surgeons across a broad spectrum of spinal patient care. In turn, we expect that you will enjoy complete access to an unparalleled portfolio of technologies through the Zimmer Biomet Spine and LDR sales professionals you already know and trust.

In addition to an expanded portfolio of market-leading, differentiated technologies in the growing cervical disc, direct lateral access, adult degenerative and pediatric deformity markets, LDR will add meaningful scale to Zimmer Biomet Spine, improving our ability to partner with you in shaping the future of spinal surgery through:

•	Expanded product development efforts

•	Strengthened commitment to first-rate medical education and training

•	Deepened commitment to needed research and compelling clinical data

The talented LDR team uniquely shares our deeply held commitment to innovating in a manner that restores mobility and alleviates pain for patients around the world. We believe that we have the size, resources and talent to leverage the combined portfolio and continue to be the partner of choice for surgeons like you who are creating the spine technologies of the future.

In terms of next steps, our team knows what it takes to successfully bring these two companies together. Following consummation of the transaction, we expect a seamless integration of our products and services while continuing to offer you the quality of service you have come to expect. To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

Please continue to engage with your usual points of contact in the normal course of business, and feel free to reach out to your Zimmer Biomet representative with any questions.

Our relationship with you is important to our continued success and we look forward to being an even stronger partner to you going forward. We appreciate your business, loyalty and support, and are excited about this opportunity to deepen our ability to serve you in our shared efforts to positively change the lives of your patients.

Best regards,

Adam Johnson

Group President

Zimmer Biomet Spine, CMF and Thoracic, and Dental

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to its team members:

June 7, 2016

To All Zimmer Biomet Team Members:

I am writing to share some exciting news about our company. Today we announced that Zimmer Biomet will greatly enhance its spine portfolio with the acquisition of LDR Holding. The attached news release outlines the many benefits of the transaction.

For those of you unfamiliar with LDR, the company is based in Austin, Texas, and Troyes, France, and maintains offices in four continents. Founded in France in 2000, LDR is a high-growth spine company known for its premier innovative technologies making surgical procedures easier to perform and providing improved clinical outcomes in the treatment of spine disorders. LDR’s talent, culture and track record of innovation is evidenced by its primary product offerings based on its Mobi-C® non-fusion and VerteBRIDGE® fusion platforms, both of which are complementary to Zimmer Biomet’s current portfolio.

We are excited to combine with LDR to enhance our leadership in musculoskeletal healthcare and position our Spine business for long-term growth. Following consummation of the transaction, we believe that Zimmer Biomet will have meaningful scale to drive sustainable revenue growth, one of the most comprehensive and innovative portfolios of spine solutions in the industry and an immediate and competitively positioned footprint in the fast growing cervical disc replacement segment. Zimmer Biomet expects to enhance the growth momentum of LDR’s proprietary Mobi-C cervical disc replacement device, while also capitalizing on sales opportunities within Zimmer Biomet’s existing global channel.

Ultimately, this transaction is about strengthening our strategic position and expanding our Spine offering for the benefit of our Customers. LDR shares our deeply held commitment to innovating in a manner that restores mobility and alleviates pain for patients around the world, and LDR’s Customers will benefit from greater access to products and technologies through Zimmer Biomet’s extensive portfolio and commercial reach.

We expect to close the transaction in the third quarter of 2016, subject to the satisfaction of customary closing conditions. Until then, Zimmer Biomet and LDR will remain separate companies and it is business as usual. And as you know, our team knows what it takes to successfully integrate these two companies. We expect a seamless transition.

We anticipate that today’s announcement will lead to increased interest in Zimmer Biomet from the media and our investors, and it is important that we speak with one voice on this matter. Consistent with our company policy, please forward any media inquiries to Monica Kendrick at Monica.Kendrick@zimmerbiomet.com or (574) 372-4989. Investor inquiries should be forwarded to Bob Marshall at robert.marshall@zimmerbiomet.com or (574) 371-8096.

I am excited about this highly strategic transaction, and look forward to welcoming LDR Team Members to Zimmer Biomet. Together, we will have enhanced opportunities to achieve our goal of meaningfully driving growth with differentiated products, technologies and services to enhance patient outcomes.

Sincerely,

David

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to its customers:

June 7, 2016

Dear Valued Customer,

Today is an exciting day for Zimmer Biomet. This morning, we announced that we have agreed to acquire LDR Holding and merge it with our Spine business. The transaction is expected to close in the third quarter of 2016, subject to the satisfaction of customary closing conditions. Until the transaction closes, Zimmer Biomet and LDR remain independent companies and it is business as usual.

As you know, Zimmer Biomet is a global leader in musculoskeletal healthcare committed to helping people live better lives. This transaction will add a premier spine platform to our portfolio of innovative musculoskeletal solutions, which is expected to bolster Zimmer Biomet’s position in the global Spine technology market and position the Company for enhanced growth. LDR designs and commercializes innovative technologies making surgical procedures easier to perform and providing improved clinical outcomes in the treatment of spine disorders. LDR’s talent, culture and track record of innovation is evidenced by its primary product offerings based on its Mobi-C non-fusion and VerteBRIDGE® fusion platforms, both of which are complementary to Zimmer Biomet’s current portfolio. Its Mobi-C device is the first and only device that the FDA approved to treat both one- and two-level adjacent damaged cervical discs and is clinically proven to be superior to fusion for two levels.

The benefits for you are clear. Following consummation of the transaction, the combined company will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion and now, market-leading non-fusion devices that will enable us to partner with you across a broad spectrum of patient care. We will also have a larger combined distribution channel that consists of a hybrid network of direct representatives and independent distributors in both the U.S. and key international markets. In turn, we expect that you will enjoy complete access to an unparalleled portfolio of technologies through the Zimmer Biomet Spine and LDR sales professionals you already know and trust.

In addition to an expanded portfolio of market-leading, innovative technologies in the growing cervical disc, direct lateral access, pediatric deformity and adult degenerative markets, the combination with LDR will add meaningful scale to Zimmer Biomet Spine, improving our ability to partner with you in shaping the future of spine surgery through:

•	Expanded product development efforts

•	Strengthened commitment to first-rate medical education and training

•	Deepened commitment to needed research and compelling clinical data

The talented LDR team uniquely shares our longstanding dedication to innovations that restore mobility and alleviate pain for patients around the world. We believe that the combination will create a spine company with the size, talent and technology portfolio to become a leader in the global Spine market and continue to be the partner of choice for surgeons who are creating the spine technologies of the future.

In terms of next steps, our team knows what it takes to successfully bring these two companies together. Following the close of the transaction, we expect a seamless integration while continuing to offer you the quality of service you have come to expect. To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

Please continue to engage with your usual points of contact in the normal course of business, and feel free to reach out to your Zimmer Biomet representative with any questions.

Our relationship with you is important to our continued success. We appreciate your business, loyalty and support, and we are excited about this opportunity to deepen our ability to serve you in our combined efforts to positively change the lives of your patients.

Best regards,

Adam Johnson

Group President

Zimmer Biomet Spine, CMF and Thoracic, and Dental

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target”, “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet distributed the following frequently asked questions document to its Spine team members:

ZBH Spine Team Member FAQ

1.	What was announced today?

•	Zimmer Biomet has announced that it will acquire LDR holding in a strategic combination that is expected to bolster our scale, talent and technology portfolio and position us to become a leader in the $10 billion global Spine market.

•	We believe that the combination will deliver long-term value to healthcare providers, their patients and our stockholders. Importantly, we expect that the transaction will position Zimmer Biomet to capitalize on the fast growing cervical disc replacement (CDR) segment.

•	Together, we will be well-positioned for growth and will have one of the most comprehensive portfolios of spine technology in the industry. As a result of our complete suite of offerings, we will be better able to partner with surgeons across a broad spectrum of patient care.

•	We believe that bringing together Zimmer Biomet and LDR will be a major win for our patients, customers, team members, sales representatives and stockholders.

•	The all-cash transaction has an implied transaction value of approximately $1.0 billion.

2.	Who is LDR?

•	Founded in France in 2000, LDR is a leader in cervical disc technology, and designs and commercializes innovative technologies making surgical procedures easier to perform and providing improved clinical outcomes in the treatment of spine disorders.

•	LDR is known for excellence in surgical technologies, innovation and commitment to patients and surgeons. We believe it is the ideal complement to Zimmer Biomet’s Spine business.

•	LDR’s Mobi-C® CDR device has been well-received in the market and is the first and only device FDA approved to treat both one- and two-level adjacent damaged cervical discs. Long-term clinical studies for Mobi-C have demonstrated the efficacy of this unique technology, with Mobi-C showing superiority to fusion for two-level procedures. These excellent clinical outcomes coupled with market-leading ease of use are expected to drive further market penetration as a part of the combined Company’s Spine portfolio.

•	VerteBRIDGE® technology platforms is a novel system designed for zero-profile, stand-alone anterior cervical and lumbar interbody fusion.

•	LDR’s website www.ldr.com is a great place to learn more about the company and its mission, management team, latest news and more.

3.	How will this transaction help Zimmer Biomet gain more momentum in Spine?

•	CDR represents a market of approximately $200 million and is currently the fastest growing segment within the $10 billion spine industry. Expanding our offerings and growing in the global spine technology market was one of the reasons behind this strategic combination.

•	The addition of LDR will expand our comprehensive portfolio of innovative spinal solutions, position Zimmer Biomet as a market leader in CDR, offer cross-portfolio selling opportunities to both Zimmer Biomet and LDR customers, and expand our global distribution network.

•	In addition, we believe we will enhance the growth momentum of LDR’s proprietary Mobi-C CDR device.

•	We believe Zimmer Biomet and LDR together will create solutions in the “sweet spot” of the market having both meaningful scale and a comprehensive product portfolio that provide a promising runway for sustainable growth via global market share expansion.

4.	After the transaction closes, where will the combined Spine business be headquartered? What will it be called? Who will lead it?

•	Upon closing, LDR will be combined with Zimmer Biomet’s Spine & CMF category and will be led by Adam Johnson, Zimmer Biomet Group President, Spine, CMF and Thoracic, and Dental.

•	Christophe Lavigne, Co-Founder, Chairman, President and CEO of LDR, and Patrick Richard, Co-Founder of LDR and Executive Vice President and General Manager of LDR Médical, will remain with the Company in key leadership positions within our global Spine business.

•	To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

•	Many other important decisions will be made as the integration planning process advances in earnest in the coming weeks.

•	Stay tuned for updates throughout the process.

•	It is important to remember that it is business as usual until the transaction closes and Zimmer Biomet and LDR remain separate companies.

5.	When is the transaction expected to close?

•	The transaction is expected to close in the third quarter of 2016, subject to the satisfaction of customary closing conditions.

•	Until then, we remain an independent company and it is business as usual.

6.	What can Spine Team Members expect in the interim?

•	We expect that today’s announcement will have no impact on day-to-day operations. Until the transaction is completed, it will be business as usual for Zimmer Biomet’s Spine business.

•	In the coming days, we will be forming teams to assist with the planning and execution of our integration.

•	We will continue to communicate developments regarding the transaction as we move through the process.

7.	What are plans to integrate the two companies?

•	Both companies have talented teams and a similar history and culture of excellence. While it is premature to discuss specifics, in the coming days we are establishing an integration-planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together.

•	Zimmer Biomet Spine and LDR have been focused in different segments of the Spine market and each of these segments requires specific knowledge and experience.

•	The combination of these businesses will only reach its potential if both teams are committed to our success, and we know we can count on your continued dedication to our Company.

•	Zimmer Biomet has a track record of successfully integrating acquisitions, both large and small.

•	We expect this will be a seamless transition upon closing.

8.	What happens to each company’s sales force? Labor force?

•	This is a transaction about growth. While it’s premature to speculate about those specifics now, both companies recognize the importance of a strong sales team and skilled labor force, and we will take the appropriate steps to ensure that our Customers continue to receive the superior levels of service that they have come to expect from both of our companies.

•	Zimmer Biomet Spine and LDR have been focused in different segments of the Spine market and each of these segments requires specific knowledge and experience.

•	The combination of these businesses will only reach its potential if both teams are committed to our success, and we know we can count on your continued dedication to our Company.

•	We anticipate deploying a hybrid sales force for LDR’s current products that includes a large number of LDR’s current distributors, direct sales representatives and our existing distributor network.

•	We believe that this transaction is consistent with our goal of driving meaningful growth across all musculoskeletal markets with innovative products, technologies and services that enhance patient outcomes.

9.	Will there be any layoffs as a result of the transaction?

•	This transaction is about growth and expanding our offering to our Customers. Our businesses are highly complementary and there are strong teams at both companies.

•	Overall, we expect there will be exciting opportunities for Team Members and sales representatives of both companies as part of a larger, more diversified organization.

•	In the course of the integration-planning work, decisions will be made concerning organizational structure and design for the combined company. As decisions are made, we will continue to communicate with you.

•	Until the transaction is completed, we remain an independent company, and it will be business as usual at Zimmer Biomet Spine.

10.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate? Will I have the opportunity to relocate?

•	To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

•	It is important to note that while today’s announcement is an important step, there are many decisions left to be made.

•	Both Zimmer Biomet and LDR have proven organizations of talented and experienced Team Members and sales representatives with strong Customer relationships. We expect there will be exciting opportunities for Team Members and sales representatives of both companies as part of a larger, more diversified organization.

•	Together, we believe that we will have the scale and resources to become a much stronger leader in spine technology.

11.	How will the transaction affect our relationship with surgeons, providers and patients?

•	Prior to the closing of the transaction, our Customers will experience no changes in their interactions with our Zimmer Biomet Spine team. We expect a seamless transition for all of our healthcare stakeholders after the transaction closes.

•	Among the many benefits for healthcare providers, the combined company’s innovative product portfolio is expected to enhance patient outcomes and enable Zimmer Biomet to partner with surgeons across a broad spectrum of spinal patient care.

•	As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of Zimmer Biomet and LDR to meet the needs of the fast growing CDR segment.

12.	How will the transaction affect our relationship with our suppliers?

•	Again, it is business as usual for Zimmer Biomet and our suppliers will experience no changes in their interactions with our Zimmer Biomet Spine team prior to the closing of the transaction. We expect a seamless transition for all of our healthcare stakeholders after the transaction closes.

•	We value our relationship with our suppliers. As part of the integration process, we will be evaluating the best ways to leverage the combined organization.

13.	What do I do if I’m asked about the transaction?

•	We expect that today’s announcement will lead to increased interest in Zimmer Biomet from the media and our investors, and it is extremely important that we speak with one voice on this matter.

•	Consistent with our company policy, please forward any media inquiries to Monica Kendrick at Monica.Kendrick@zimmerbiomet.com or (574) 372-4989. Investor inquiries should be forwarded to Bob Marshall at robert.marshall@zimmerbiomet.com or (574) 371-8096.

14.	Where can Team Members obtain additional information?

•	If you have additional questions, please feel free to direct them to your manager or email spinequestions@zimmerbiomet.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target”, “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On June 7, 2016, Zimmer Biomet sent the following letter to LDR’s U.S. distributors:

June 7, 2016

Dear INSERT:

On behalf of my colleagues at Zimmer Biomet, including David Dvorak, President and CEO, I am writing to let you know how excited we are about the planned combination of LDR with Zimmer Biomet’s Spine Division. The combination will create a Spine company with the size, talent and technology portfolio to become a leader in the $10 billion global Spine market. In addition, the combined company will immediately be more competitively positioned in the fast growing cervical disc replacement (CDR) segment.

As you may know, Zimmer Biomet is a global leader in musculoskeletal healthcare based in Warsaw, Indiana, with operations in more than 25 countries around the globe. We design, manufacture and market a wide range of orthopaedic reconstructive and related surgical technologies.

We have long admired LDR and the tremendous progress you have made with your portfolio, including within the CDR segment. During the process of bringing this combination to life, I have had the privilege of getting to know LDR better and appreciate the many talented team members driving your growth and success. Importantly, we share a deep commitment to patients, and surgeons and innovating in a manner that restores mobility and alleviates pain. This transaction is ultimately about leveraging our combined technology, people and processes to deliver long-term value to healthcare providers and their patients.

We believe this combination will create incredible value for both companies and our various stakeholders for a number of reasons, including the following:

•	A comprehensive and innovative Spine technology portfolio.

LDR has found great success with a differentiated product line that is focused on your Mobi-C® and VerteBRIDGE® technology platforms. Zimmer Biomet has a broad portfolio of products for spinal fusion consisting of the combined technology portfolio of multiple legacy Spine companies, including: Spinal Concepts, Lanx, Interpore Cross, EBI, BAK and Centerpulse. Together we will have a comprehensive and innovative Spinal technology portfolio consisting of differentiated fusion, and market-leading non-fusion, devices that enable us to partner with surgeons across a broad spectrum of patient care.

•	Continued market leadership in CDR.

As you know, the CDR market is among the fastest growing segments within the spine industry. We believe that with Zimmer Biomet’s global reach, we can accelerate the growth of Mobi-C and drive further market penetration and payer coverage, creating new and exciting opportunities for the combined portfolio of fusion and non-fusion therapies.

•	Meaningful scale and deep talent.

Both companies find themselves at a crossroads in a changing Spine market that favors scale and meaningful differentiation. Zimmer Biomet can enhance LDR’s product growth and reach by capitalizing on its larger combined distribution channel in the U.S. and key international Spine markets. In addition, the combination will position Zimmer Biomet’s sales force to leverage the best-in-class products of LDR to gain access to new accounts. Together, this combination will position our Spine franchise with a promising runway for sustainable growth via global market share expansion and uniquely differentiated technology at a time when hospitals, IDN’s and OUS tenders are focused on reducing their vendor bases.

For Zimmer Biomet, this combination is much more than a product acquisition. Both companies have talented teams and a similar history and culture of excellence. Zimmer Biomet Spine and LDR have been focused in different segments of the Spine market and each of these segments requires specific knowledge and experience.

The combination of these businesses will only reach its potential if both teams are committed to our success. To leverage talent and product expertise from both companies, Zimmer Biomet intends to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

•	An expansive global distribution channel.

Our businesses are highly complementary. As smaller Spine players, the combination of LDR and Zimmer Biomet will provide growth opportunities for both companies’ product lines. In fact, over 35% of Zimmer Biomet’s current revenues come from US zip codes where LDR has no business today. Over 30% of LDR’s revenue is from zip codes where Zimmer Biomet Spine has no business. This creates an exciting immediate opportunity to increase our combined penetration in US markets in which we already have existing relationships.

Both Zimmer Biomet and LDR will bring strong distribution channels into this transaction. I believe this opportunity is significantly advantaged compared to historical Spine sales force integrations because of the unique structure of LDR’s sales force. More specifically, we believe one of the secrets to LDR’s success has been the power of its independent distribution channel that serves a customer base across the US. With this in mind, we envision a future sales force that is truly a combination of both companies’ current structures.

As a general rule, our intent is to honor the distribution contracts of LDR’s current distributors while adding the LDR product portfolio to Zimmer Biomet distribution agreements in areas that do not have coverage by LDR distributors. Given our intended approach to honor LDR distribution agreements, and the power of the combined LDR and Zimmer Biomet product portfolio in the Spine market, I am confident there will be significant opportunities for both groups of distributors as we move into our future organizational structure.

In terms of next steps, members of both sales management teams will be working together in the coming weeks to apply these guiding principles to the specific circumstances in each geography and create a detailed integration plan. We expect the transaction to close in the third quarter of 2016, subject to satisfaction of customary closing conditions. Until then, it is business as usual and Zimmer Biomet and LDR will continue to operate as separate companies.

Bringing our two companies together will require a thoughtful integration plan, a process Zimmer Biomet has executed successfully in the past. Importantly, we’ve only just announced the planned combination and no integration decisions have been made at this time. The integration team will keep you informed and answer your questions throughout this process as decisions are finalized. We are committed to treating everyone fairly throughout the integration process, consistent with Zimmer Biomet’s corporate values.

In the weeks ahead, members of the Zimmer Biomet executive team and I will be visiting LDR’s headquarters in Texas, France and other major locations, and I am eager to meet and speak with as many of you as possible.

I very much look forward to welcoming you to the Zimmer Biomet family. I am confident that, like me, you will find it to be an incredible company to work for. I am truly excited about what this means for our future and look forward to embarking on this new journey with you.

Adam Johnson

Group President

Zimmer Biomet Spine, Dental, CMF and Thoracic

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target”, “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet and LDR undertake no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/ RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.